

Mail Stop 3561

March 22, 2006

Alexander L. Bozzi, III
The Enlightened Gourmet, Inc.
236 Centerbrook
Hamden, CT 06518

> Re: **The Enlightened Gourmet, Inc.**
> **Response Letter dated February 23, 2006**
> **Amendment No. 1 to Form 10-SB**
> **Filed December 13, 2006**
> **File No.: 0-51597**

Dear Mr. Bozzi:

We have reviewed your letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Financial Statements

Note 4. Acquisition of Technology, page F-11

1. On page 13 of Form 10-SB/A, you disclose you are manufacturing products only to use as samples and for testing. On page F-24, footnote 4, you state you assess technology in relation to your products under development. And, on page F-8 you further disclose that Milt. & Geno's had no operations at the time you acquired its unpatented technology. Please reconcile these disclosures expressing ongoing research and development activities with your response which states the acquired technology represents, in part, completed research and development activities acquired for direct commercialization. Further, clarify what was acquired in addition to the trademark and trade dress that you have described as "certain technology" and "formula."

2. We note your response to comment 3 in our letter dated February 15, 2006. Tell us how you were able to conclude SFAS No. 2 and FIN 4 do not apply. Clarify how the unpatented technology acquired from M&G was not identified with your ongoing research and development activities or how the test of alternative future use was met. Tell us how you determined an indefinite useful life is appropriate including the criteria previously listed in

comment 3 in our letter dated February 15, 2006, if still applicable. If you determine you can not establish an alternative future use, please tell us if you believe these costs represent goodwill or another separate intangible asset apart from goodwill. If applicable, support your basis for doing so within the context of paragraph 39 of SFAS No. 141. Please advise or revise to account for these costs in accordance with paragraph 42 of SFAS No. 141.

3. Please update your financial statements pursuant to Item 310 of Regulation S-B.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys our responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Donna DiSilvio, Assistant Chief Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

Ellie Quarles

for H. Christopher Owings
Assistant Director

cc: Richard Keppelman
(FAX) (860) 676-3200